SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

eHi Car Services Limited

(Name of Issuer)

Class A Common Shares, par value $0.001 per share**

American Depositary Shares, each representing two Class A Common Shares

(Title of Class of Securities)

26853A100***

(CUSIP Number)

BPEA Teamsport Limited

P.O. Box 31119

Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

(Facsimile) +65 6593 3711

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) +852 2843 9372

Tim Gardner

William Welty

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

+852 3476 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Not for trading, but only in connection with the listing on The New York Stock Exchange of American Depositary Shares, each representing two Class A Common Shares.

***	CUSIP number of the American Depositary Shares, each representing two Class A Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI, L.P.1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 10,528,160 Class A Shares (as defined below) represented by 5,264,080 ADSs (as defined below) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the SPA (as defined below). See Item 4 of this Statement on Schedule 13D for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined below) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI, L.P.2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 10,528,160 Class A Shares (as defined below) represented by 5,264,080 ADSs (as defined below) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the SPA (as defined below). See Item 4 of this Statement on Schedule 13D for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined below) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund VI Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 10,528,160 Class A Shares (as defined below) represented by 5,264,080 ADSs (as defined below) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the SPA (as defined below). See Item 4 of this Statement on Schedule 13D for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined below) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 10,528,160 Class A Shares (as defined below) represented by 5,264,080 ADSs (as defined below) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the SPA (as defined below). See Item 4 of this Statement on Schedule 13D for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined below) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP VI Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 10,528,160 Class A Shares (as defined below) represented by 5,264,080 ADSs (as defined below) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the SPA (as defined below). See Item 4 of this Statement on Schedule 13D for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined below) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON BPEA Teamsport Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 10,528,160 Class A Shares (as defined below) represented by 5,264,080 ADSs (as defined below) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the SPA (as defined below). See Item 4 of this Statement on Schedule 13D for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined below) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON BPEA Teamsport Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Consists of 10,528,160 Class A Shares (as defined below) represented by 5,264,080 ADSs (as defined below) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the SPA (as defined below). See Item 4 of this Statement on Schedule 13D for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined below) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below).

SCHEDULE 13D

CUSIP No. 26853A100

1	NAME OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,528,160* (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,528,160* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,528,160* (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 10,528,160 Class A Shares (as defined below) represented by 5,264,080 ADSs (as defined below) that, for purposes of this Statement on Schedule 13D, may be deemed to be beneficially owned by the Reporting Persons (as defined below) pursuant to the terms of the SPA (as defined below). See Item 4 of this Statement on Schedule 13D for a description of the SPA.
**	Percentage calculated based on 74,279,018 Class A Shares (as defined below) outstanding as of October 31, 2017, as set forth in the Proxy Statement (as defined below).

Item 1.	Security and Issuer

The title and class of equity securities to which this Statement on Schedule 13D (this “Schedule 13D”) relates are the Class A common shares, par value $0.001 per share (“Class A Shares”), including Class A Shares represented by American Depositary Shares (“ADSs”), each representing two Class A Shares, of eHi Car Services Limited (the “Issuer”), a Cayman Islands company. The address of the principal executive offices of the Issuer is Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, People’s Republic of China.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by the following persons:

(i)	BPEA Teamsport Limited (“Baring SPV”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, as the purchaser under the SPA and a Consortium Member (as defined below);

(ii)	BPEA Teamsport Holdings Limited (“Baring SPV Holdings”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, as the sole shareholder of Baring SPV;

(iii)	The Baring Asia Private Equity Fund VI, L.P.1 (“Baring LP1”), an exempted limited partnership formed under the laws of the Cayman Islands, as a joint shareholder of Baring SPV Holdings;

(iv)	The Baring Asia Private Equity Fund VI, L.P.2 (“Baring LP2”), an exempted limited partnership formed under the laws of the Cayman Islands, as a joint shareholder of Baring SPV Holdings;

(v)	The Baring Asia Private Equity Fund VI Co-investment L.P. (“Baring Co-Invest LP”), an exempted limited partnership formed under the laws of the Cayman Islands, as a joint shareholder of Baring SPV Holdings;

(vi)	Baring Private Equity Asia GP VI, L.P. (“Baring GP”), an exempted limited partnership formed under the laws of the Cayman Islands, as the general partner of Baring LP1, Baring LP2 and Baring Co-Invest LP;

(vii)	Baring Private Equity Asia GP VI Limited (“Baring Limited”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, as the general partner of Baring GP; and

(viii)	Mr. Jean Eric Salata (“Mr. Salata”), as the sole shareholder of Baring Limited.

Baring SPV, Baring SPV Holdings, Baring LP1, Baring LP2, Baring Co-Invest LP, Baring GP, Baring Limited and Mr. Salata are referred to herein as the “Reporting Persons” and each a “Reporting Person”.

Baring SPV and Baring SPV Holdings have their principal office at P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Baring LP1, Baring LP2, Baring Co-Invest LP, Baring GP and Baring Limited have their principal office at PO Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands. Mr. Salata’s principal office is at 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong. Baring SPV acts through its sole shareholder Baring SPV Holdings. Baring SPV Holdings acts through its joint shareholders Baring LP1, Baring LP2 and Baring Co-Invest LP, which in turn act through their general partner Baring GP, which in turn acts through its general partner Baring Limited. The principal business of Baring SPV, Baring SPV Holdings, Baring LP1, Baring LP2, Baring Co-Invest LP, Baring GP and Baring Limited is investment activities. Mr. Salata is the sole shareholder of Baring Limited and disclaims beneficial ownership of the investment by Baring SPV except to the extent of his economic interest. Mr. Salata’s current principal occupation is acting as an investment advisor.

The directors of Baring SPV, Baring SPV Holdings and Baring Limited are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

As of the date hereof, Baring SPV, Baring SPV Holdings and Baring Limited do not have any executive officers.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the ADS Purchase (as defined below), it is anticipated that, at the price per ADS of US$12.00 (subject to adjustment in accordance with the terms of the SPA), an aggregate of approximately US$63.2 million (subject to adjustment in accordance with the terms of the SPA) will be expended in acquiring an aggregate of 5,264,080 ADSs (the “Subject ADSs”), representing 10,528,160 Class A Shares. The source of the funds for the ADS Purchase will be the Reporting Persons’ funds available for investment. The descriptions of the ADS Purchase and the SPA set forth in Item 4 are incorporated by reference in their entirety into this Item 3.

The information disclosed in this Item 3 is qualified in its entirety by reference to the SPA, a copy of which is filed as Exhibit 7.04, and is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

On January 1, 2018, MBK Partners HK Limited and Mr. RuiPing Zhang (“Mr. Zhang”) submitted a preliminary, non-binding proposal to the Issuer (the “Proposal”), pursuant to which they proposed to acquire all of the outstanding common shares of the Issuer (the “Common Shares”) (including Common Shares represented by ADSs) for US$13.35 in cash per ADS or US$6.675 in cash per Common Share (such proposed acquisition, the “Proposed Transaction”). The Proposal superseded and replaced the preliminary, non-binding proposal submitted by Goliath Advisors Limited to the Issuer on November 26, 2017, pursuant to which it proposed to acquire all of the outstanding Common Shares (including Common Shares represented by ADSs) for the same price per ADS and the same price per Common Share set forth in the Proposal.

On February 23, 2018, (i) Fastforward Company Ltd (“MBKP SPV”), an affiliate of MBK Partners Fund IV, L.P., (ii) Baring SPV, and (iii) Mr. Zhang (MBKP SPV, Baring SPV and Mr. Zhang together the “Consortium” and each a “Consortium Member”) entered into a consortium term sheet (the “Consortium Term Sheet”) setting forth non-binding, indicative terms regarding the Consortium and the Proposed Transaction, except for certain terms that are legally binding among the Consortium Members. Pursuant to the legally binding terms of the Consortium Term Sheet, among other things, MBKP SPV and Mr. Zhang agreed to work exclusively with each other in good faith in pursuit of the Proposed Transaction until April 1, 2018 (subject to any extension pursuant to the Consortium Term Sheet). The Consortium Term Sheet contemplates Mr. Zhang and certain of his affiliates contributing their Common Shares to an acquisition entity to be created by the Consortium for purposes of the Proposed Transaction, in exchange for equity interests in such acquisition entity, and MBKP SPV and Baring SPV, and/or one or more of their respective affiliates, making cash contributions to such acquisition entity, in exchange for equity interests in such acquisition entity.

On February 23, 2018, Baring SPV entered into a Securities Purchase Agreement (the “SPA”) with Tiger Global Mauritius Fund, a Mauritius company limited by shares (“TGMF”), for the purchase of the Subject ADSs (the “ADS Purchase”). The closing of the transaction contemplated by the SPA (the “Closing”) is scheduled to occur on or prior to May 30, 2018. The initial purchase price is US$12.00 per ADS, subject to adjustment as provided in the SPA, for an aggregate purchase price for all Subject ADSs of approximately $63.2 million, subject to adjustment as provided in the SPA (the “Purchase Price”). Pursuant to the terms of the SPA, Baring SPV paid TGMF a deposit of approximately US$6.3 million, which will be credited against the Purchase Price at the Closing and in certain circumstances may be forfeited in connection with the termination of the SPA. The SPA also provides that, in the event (i) the Issuer enters into a definitive agreement with the Consortium or any affiliates thereof with respect to the Proposed Transaction, (ii) the Proposed Transaction is submitted for the authorization of the Issuer’s shareholders at an extraordinary general meeting, and (iii) the Closing has occurred, and TGMF, for any reason, is entitled to vote or give voting instructions with respect to the Subject ADSs at such extraordinary general meeting, TGMF grants to Baring SPV a proxy to vote and/or give voting instructions with respect to the Subject ADSs in any manner deemed appropriate by Baring SPV.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Proposal, the Consortium Term Sheet and the SPA, copies of which are attached hereto as Exhibits 7.02, 7.03 and 7.04, respectively, and which are incorporated herein by reference in their entirety.

If the Proposed Transaction is entered into and consummated, the ADSs will no longer be traded on the New York Stock Exchange and the registration of the ADSs under Section 12 of the Securities Act of 1933, as amended, will be terminated. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Proposed Transaction will be entered into or consummated. The Proposal provides that a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the Consortium Term Sheet. Subject to the terms of the Consortium Term Sheet, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Common Shares and/or ADSs, dispose of some or all of their Common Shares and/or ADSs, engage in short-selling or hedging or similar transactions with respect to the Common Shares and/or ADSs, and/or continue to hold Common Shares and/or ADSs.

In addition, consummation of the Proposed Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in a merger) to consist solely of persons to be designated by the Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5.	Interest in Securities of the Issuer

(a)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

As of the date hereof, the Reporting Persons may be deemed under Rule 13d-3 to beneficially own 10,528,160 Class A Shares represented by the Subject ADSs pursuant to the terms of the SPA described in Item 4 and incorporated herein by reference, which represent approximately 14.2% of the outstanding Class A Shares (based on 74,279,018 Class A Shares outstanding as of October 31, 2017, as set forth in the Issuer’s proxy statement, filed under cover of Form 6-K on November 30, 2017 (the “Proxy Statement”)).

The Reporting Persons may be deemed to be a “group” with Mr. Zhang and his affiliates pursuant to Section 13(d) of the Act as a result of entering into the Consortium Term Sheet (as described in Item 4). However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by Mr. Zhang and his affiliates. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by Mr. Zhang and his affiliates.

(b)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D and Item 5(a) are incorporated herein by reference.

Although the Reporting Persons do not currently have the power to vote or dispose of the 10,528,160 Class A Shares represented by the Subject ADSs that the Reporting Persons may be deemed under Rule 13d-3 to beneficially own pursuant to the terms of the SPA described in Item 4 and incorporated herein by reference, the Reporting Persons may be deemed under Rule 13d-3 to share voting and dispositive power with respect to such 10,528,160 Class A Shares represented by the Subject ADSs.

(c)     Except as set forth in Items 3 and 4, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Common Shares during the past 60 days.

(d)     Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Items 4, 5 and 7 are incorporated herein by reference.

Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments thereto, a copy of which is filed as Exhibit 7.01 and is incorporated herein by reference in its entirety.

Other than as set forth in Item 4, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

The following is filed herewith as an Exhibit to this Schedule 13D:

Exhibit 7.01	Agreement of Joint Filing by and among the Reporting Persons, dated March 5, 2018.

Exhibit 7.02	Proposal from MBK Partners HK Limited and Mr. Zhang, dated January 1, 2018.

Exhibit 7.03	Consortium Term Sheet by and among Baring SPV, MBKP SPV and Mr. Zhang, dated February 23, 2018.

Exhibit 7.04	Securities Purchase Agreement by and between Baring SPV and TGMF, dated February 23, 2018.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

BPEA Teamsport Limited

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

BPEA Teamsport Holdings Limited

By:	/s/ Kirti Ram Hariharan
Name:	Kirti Ram Hariharan
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.1

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI, L.P.2

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

The Baring Asia Private Equity Fund VI Co-Investment L.P.

By: Baring Private Equity Asia GP VI, L.P. acting as its general partner

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP VI, L.P.

By: Baring Private Equity Asia GP VI Limited acting as its general partner

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

Baring Private Equity Asia GP VI Limited

By:	/s/ Tek Yok Hua
Name:	Tek Yok Hua
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata

Schedule I

Baring Private Equity Asia GP VI Limited

The name and present principal occupation of each of the directors of Baring Private Equity Asia GP VI Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Tek Yok Hua	Administration	Singapore	50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321

Ramesh Awatarsing	Administration	Mauritius	3rd Floor, 355, NeXTeracom Tower 1 Cybercity, Ebene 72201 Mauritius

BPEA Teamsport Holdings Limited

The name and present principal occupation of the sole director of BPEA Teamsport Holdings Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Kirti Ram Hariharan	General Counsel, Baring Private Equity Asia Pte Ltd	India	50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321

BPEA Teamsport Limited

The name and present principal occupation of the sole director of BPEA Teamsport Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Kirti Ram Hariharan	General Counsel, Baring Private Equity Asia Pte Ltd	India	50 Collyer Quay #11-03/04 OUE Bayfront, Singapore 049321